Exhibit 99.2

Date: May 11, 2012	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: KOBEX MINERALS INC.  (AMENDMENT)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Record Date for Notice of Meeting : Record Date for Voting (if applicable) : Beneficial Ownership Determination Date : Meeting Date : Meeting Location (if available) :	Annual General Meeting May 22, 2012 (AMENDMENT) May 22, 2012 (AMENDMENT) May 22, 2012 (AMENDMENT) Jun 20, 2012 #950 - 609 Granville Street Vancouver BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	49989C105	CA49989C1059

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for KOBEX MINERALS INC.